Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 161-A-I dated February 23, 2009	Term Sheet to Product Supplement No. 161-A-I Registration Statement No. 333-155535 Dated February 23, 2009; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index due March 10, 2010

General

  The notes are designed for investors who seek an uncapped leveraged return linked to the JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index as described below. Investors should be willing to forgo interim interest payments over the term of the notes and, if the Index declines or, in certain circumstances, does not appreciate sufficiently, be willing to lose some or all of their principal.
  If the Ending Index Level declines from the Initial Index Level by approximately 33.00%, you will lose your entire investment.
  Your notes are subject to early mandatory redemption upon certain events. If an early redemption occurs, you may lose some or all of your initial investment and may lose some or all of the Aggregate Interest Amount. Please see “Additional Key Terms — Early Redemption Events” in this term sheet for more information.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 10, 2010†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about March 2, 2009 and are expected to settle on or about March 5, 2009.

Key Terms

Index:

JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index (the “Core Commodity-IGAR Long-Short” or the “Index”). The Index is an excess return index. The value of the Core Commodity-IGAR Long-Short is published each trading day under the Bloomberg ticker symbol “CMDULSER”. For more information on the Index, please see “JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index” on page TS-2 of this term sheet.

Payment at Maturity:

Your payment at maturity per $1,000 principal amount note will be the greater of (a) zero and (b) an amount calculated as follows:

$1,000 x [1 + (Index Return – Fee Percentage) x Leverage Factor] + Aggregate Interest Amount

For more information about the impact of Early Redemption Events (which will cause the early acceleration of any and all amounts due and payable under the terms of the notes), please see “Early Redemption Events” below and “Description of Notes — Early Redemption Events” in the accompanying product supplement no. 161-A-I.

You may lose some or all of your investment at the Scheduled Maturity Date or upon early redemption. Because the Fee Percentage will reduce your final payment, you may lose some of your investment at the Scheduled Maturity Date or upon early redemption even if the Ending Index Level increases from the Initial Index Level.

Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date.
Ending Index Level:	The Index closing level on the Observation Date.
Fee Percentage:

1.10% multiplied by a fraction, the numerator of which is the actual number of calendar days in the period from, and including, the settlement date to, but excluding, the Scheduled Maturity Date and the denominator of which is 360.

Leverage Factor:	3
Aggregate Interest Amount:

With respect to the Maturity Date, for each $1,000 principal amount note, an amount equal to any Interest Amounts previously accrued and unpaid during the final Interest Accrual Period and any preceding Interest Accrual Periods. Notwithstanding anything to the contrary, the Aggregate Interest Amount will only be paid on the Maturity Date relating to any note.

Interest Amount:

With respect to any Interest Accrual Period, for each $1,000 principal amount note, an amount equal to (a) $1,000 plus any Interest Amount(s) previously accrued and unpaid during any preceding Interest Accrual Period(s), multiplied by (b) the Interest Rate multiplied by (c) a fraction, the numerator of which is the actual number of days from and including the last Interest Accrual Date to, but excluding, the next succeeding Interest Accrual Date and the denominator of which is 365.

Interest Rate:	A per annum rate equal to the LIBOR Rate plus the LIBOR Spread, as determined by the calculation agent.
LIBOR Rate:

The London Interbank Offer Rate for deposits in U.S. dollars with a Designated Maturity that appears on Reuters page “LIBOR01” (or any successor page) at approximately 11:00 a.m., London time, on the LIBOR Determination Date. If on such LIBOR Determination Date the LIBOR Rate cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will determine the LIBOR Rate in accordance with the procedures set forth under “Description of the Notes — Payment at Maturity” in the accompanying product supplement no. 161-A-I.

LIBOR Determination Date:	The second Business Day immediately preceding each Interest Accrual Period.
Designated Maturity:	Three Month
LIBOR Spread:	–0.50%
Other Key Terms:	Please see “Additional Key Terms” in this term sheet for other key terms.
†

Subject to redemption in the event of an Early Redemption Event as described under “Description of Notes — Early Redemption Events” in the accompanying product supplement no. 161-A-I and to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 161-A-I.

Investing in the Principal-at-Risk Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 161-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $28.50 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $28.50 and will depend on market conditions on the pricing date. This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution” beginning on page PS-71 of the accompanying product supplement no. 161-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

 JPMorgan

February 23, 2009

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 161-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, the more detailed information contained in product supplement no. 161-A-I dated February 20, 2009 and the JPMorgan Core Commodity Investable Global Asset Rotator Index Rules dated April 15, 2008 and filed on February 20, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 161-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 161-A-I dated February 23, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209000800/e34590-424b2.pdf

  JPMorgan Core Commodity Investable Global Asset Rotator Index Rules dated April 15, 2008 and filed February 20, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209000789/e34587fwp.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

Interest Accrual Periods:

The initial Interest Accrual Period will be the period from and including the issue date of the notes to, but excluding, the first Interest Accrual Date, and any subsequent Interest Accrual Period will be the period from and including the prior Interest Accrual Date to, but excluding, the next succeeding Interest Accrual Date.

Interest Accrual Dates:

June 10, 2009, September 10, 2009, December 10, 2009, March 10, 2010 and June 10, 2010, provided that if the Maturity Date is adjusted, as described in “Maturity Date” below, the final Interest Accrual Date will be the Maturity Date, as adjusted.

Early Redemption Events:

Any and all amounts due and owing under the notes will be subject to acceleration upon the occurrence of one of the following events:

  an Optional Early Redemption;
  a Mandatory Early Redemption following an Index Decline; or
  a Mandatory Early Redemption following a commodity hedging disruption event.

If the notes are redeemed pursuant to an Early Redemption Event, the Observation Date will be accelerated to the Early Redemption Notice Date, provided, however that the accelerated Observation Date will be subject to postponement in the event of a market disruption event as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 161-A-I. After your notes are redeemed pursuant to an Early Redemption Event, no further amounts will be owed to you under the notes. If the notes are redeemed pursuant to an Early Redemption Event, your payment at maturity, as accelerated, will be made on the Maturity Date, as accelerated, according to the formula set forth in “Key Terms — Payment at Maturity” on the cover of this term sheet.

Early Redemption Notice Date:

If the notes are redeemed pursuant to an Early Redemption Event, the Early Redemption Notice Date will be (i) in the case of an Optional Early Redemption, the business day on which you notify us of your desire to redeem the notes by taking the steps described in “Optional Early Redemption” or (ii) in the case of a Mandatory Early Redemption, the business day on which we provide, or cause the calculation agent to provide, written notice of our election to exercise our optional right to trigger a Mandatory Early Redemption, which will be no earlier than the business day immediately following, and no later than ten business days immediately following, the day on which the Index Decline or commodity hedging disruption event, as applicable, occurred, as described in “Mandatory Early Redemption.”

Optional Early Redemption:

Subject to the requirements described in the accompanying product supplement no. 161-A-I, prior to the Scheduled Maturity Date, on any business day you may elect to redeem the notes by delivering a notice of early redemption, in substantially the form attached as Annex A to this term sheet, to us via email to structured_fx_cmdty_desk@jpmorgan.com, no later than 10:00 a.m., New York City time on such business day (the “Early Redemption Notice Date”). For more information on Optional Early Redemptions please see “Description of Notes — Early Redemption Events — Optional Early Redemption” in the accompany product supplement no. 161-A-I.

(continued on next page)

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index	TS-1

Key Terms (continued)

Mandatory Early Redemption:

Subject to the requirements described in the accompanying product supplement no. 161-A-I, the notes will be subject to redemption prior to the Scheduled Maturity Date at our election if (i) the Index closing level on any trading day is less than the Initial Index Level by a percentage greater than or equal to the Index Decline Percentage (such event, an “Index Decline”) or (ii) a commodity hedging disruption event has occurred.

If the Ending Index Level on the accelerated Observation Date declines from the Initial Index Level by approximately 33%, you will lose your entire investment. For more information on Mandatory Early Redemptions, see “Description of Notes — Early Redemption Events — Mandatory Early Redemption” in the accompanying product supplement no. 161-A-I.

Index Decline Percentage:	15%
Observation Date:

March 8, 2010, which is subject to acceleration following an Early Redemption Event and to postponement in the event of a market disruption event, as described under “Description of Notes — Early Redemption Events” and “Description of Notes — Payment at Maturity,” respectively, in the accompanying product supplement
no. 161-A-I.

Scheduled Maturity Date:	March 10, 2010
Maturity Date:

The Scheduled Maturity Date, provided, however that if an Early Redemption Event occurs, the Maturity Date will be the third Business Day following the Observation Date, as accelerated; provided, further that if due to a market disruption event or otherwise, the Observation Date is postponed so that it falls less than three business days prior to the Maturity Date, the Maturity Date will be the third business day following the Observation Date, as postponed.

Calculation Agent:	J.P. Morgan Securities Inc. (“JPMSI”)
CUSIP:

JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index

The JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index (the “Core Commodity-IGAR Long-Short” or the “Index”).

The Core Commodity-IGAR Long-Short was developed and is maintained by J.P. Morgan Securities Ltd. to implement a momentum-based algorithmic strategy for commodity allocations. The Core Commodity-IGAR Long-Short references the value of a synthetic portfolio selected from a limited universe of commodity constituents, each of which is a component of the S&P GSCI™ Index (“S&P GSCI™”) and is intended to serve as a benchmark value for a particular commodity.

Historical performance data for each constituent is run through the Core Commodity-IGAR Long-Short algorithms on a monthly basis. The algorithms test each constituent’s performance and consistency. The performance algorithm tests the year-over-year performance for each constituent, and the consistency tests filter out constituents that have not demonstrated consistent positive or negative monthly performance over a one-year period, attributing greater weight to more recent monthly periods.

Up to seven constituents that are ranked with the strongest positive performance and successfully pass the long consistency test are assigned a long-short target weight of one-seventh (1/7) in the synthetic portfolio until the next monthly rebalancing. The weighting of one-seventh will apply to each of the strongest constituents even if their number is less than seven. Up to seven constituents that are ranked with the weakest negative performance (i.e., the weakest performance) and successfully pass the short consistency test are assigned a long-short target weight of minus one-seventh (-1/7) in the synthetic portfolio until the next monthly rebalancing. The weighting of minus one-seventh (-1/7) will apply to each of the weakest constituents even if their number is less than seven. The remaining constituents are assigned a weight of zero percent (0%). The value of the Core Commodity-IGAR Long-Short is the value of the synthetic portfolio, less a deemed calculation agency fee deducted daily at an annual rate of 0.96%.

The Core Commodity-IGAR Long-Short is an excess return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts comprising such index.  By contrast, a “total return” index, in addition to reflecting those returns, also reflect interest that could be earned on funds committed to the trading of the underlying futures contracts.

The value of the Core Commodity-IGAR Long-Short is published each trading day under the Bloomberg ticker symbol “CMDULSER”.

Selected Purchase Considerations

  UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Index Return by the Leverage Factor of 3. The notes are not subject to a predetermined maximum gain and, accordingly, your payment at maturity will be determined by the return of the Index, the Fee Percentage, the Leverage Factor and the Aggregate Interest Amount. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO DYNAMIC BASKET OF SUB-INDICES REPRESENTING CERTAIN SUB-ASSET CLASSES OF THE GLOBAL COMMODITY MARKET — The return on the notes is linked to the performance of the JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index. The Core Commodity-IGAR Long-Short references the value of a synthetic portfolio drawn from certain constituents of the S&P GSCI™ using an investment strategy that is generally known as momentum investing. The rebalancing method therefore seeks to capitalize on positive or negative trends in the U.S. dollar level of the constituents on the assumption that if particular constituents performed well in the past, they will continue to perform well in the future. See “The JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index” in the accompanying product supplement no. 161-A-I.
  OPTIONAL EARLY REDEMPTION — Prior to the Scheduled Maturity Date, you may notify us of your desire to redeem the notes on any business day. If you request that we redeem your notes, subject to the notification requirements and the other terms and conditions set forth in the accompanying product supplement 161-A-I and this term sheet, the Observation Date and Maturity Date will be accelerated and for each $1,000 principal amount note you will receive a cash payment on the Maturity Date, as accelerated, that will be based on the “Payment at Maturity,” as set forth on the cover of this term sheet.

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index	TS-2

  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 161 A-I. We intend to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in S&P GSCI™ constituents, in any of the commodities whose futures contracts determine the levels of S&P GSCI™ constituents or the constituents of the Core Commodity-IGAR Long-Short, or in any contracts relating to such commodities for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 161-A-I dated February 23, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The amount payable at maturity will depend on the Index Return, as well as on the Fee Percentage, the Leverage Factor and the Aggregate Interest Amount. If the increase in the Ending Index Level and the Aggregate Interest Amount is insufficient to offset the negative effect of the Fee Percentage or if the Ending Index Level is less than the Initial Index Level, you may lose some or all of your investment at the Scheduled Maturity Date or upon early redemption. If the Ending Index Level declines from the Initial Index Level by approximately 33.00%, you will lose your entire investment.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes upon early redemption or at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  THE FEE PERCENTAGE WILL REDUCE YOUR FINAL PAYMENT — As part of the calculation of your payment at maturity, the Fee Percentage will be subtracted from the Index Return. Because the Fee Percentage will reduce your final payment, you may lose some of your investment at maturity or upon early redemption even if the Ending Index Level increases from the Initial Index Level.
  THE FEE PERCENTAGE WILL BE NOT BE REDUCED IF AN EARLY REDEMPTION EVENT OCCURS — The Fee Percentage will equal a percentage determined on the pricing date, multiplied by a fraction, the numerator of which is the actual number of calendar days in the period from, and including, the pricing date to, but excluding, the Scheduled Maturity Date and the denominator of which is 360. If an Early Redemption Event occurs prior to the Scheduled Maturity Date, the Fee Percentage will not be reduced.
  IF THE NOTES ARE REDEEMED FOLLOWING AN EARLY REDEMPTION EVENT, THE AGGREGATE INTEREST AMOUNT AS OF THE MATURITY DATE, AS ACCELERATED, WILL BE LESS THAN THE AGGREGATE INTEREST AMOUNT THAT WOULD HAVE EXISTED AS OF THE SCHEDULED MATURITY DATE — If the notes are redeemed pursuant to an Early Redemption Event, the final Interest Accrual Date will be the Maturity Date, as accelerated. As a result, the Aggregate Interest Amount that will be a factor in the calculation of your payment at maturity will be less than the Aggregate Interest Amount that would have been a factor in the calculation of your payment at maturity if the notes had not been redeemed prior to the Scheduled Maturity Date. In addition, your return on the notes following an Early Redemption Event may be less than the return that the notes would have earned if they had been held to the Scheduled Maturity Date and you may not be able to reinvest your funds in an investment that provides the same return provided by the notes.
  BECAUSE THE NOTES DO NOT PAY INTERIM INTEREST AMOUNTS, YOU WILL BE UNABLE TO REINVEST ANY ACCRUED INTEREST ON THE NOTES INTO AN ALTERNATIVE INVESTMENT PRIOR TO THE MATURITY DATE — The Aggregate Interest Amount, which is equal to any Interest Amount(s) previously accrued and unpaid during the final Interest Accrual Period and any preceding Interest Accrual Period(s), will only be paid at the Maturity Date relating to any note. Although any Interest Amount(s) previously accrued and unpaid during any preceding Interest Accrual Period(s) are added to the principal amount of each note for purposes of calculating the Interest Amount for any Interest Accrual Period, you will not be able to reinvest such accrued and unpaid Interest Amount(s) in an alternative investment prior to the Maturity Date.

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index	TS-3

  IF YOU EXERCISE YOUR RIGHT TO AN OPTIONAL EARLY REDEMPTION, YOU WILL NOT KNOW THE PAYMENT THAT YOU WILL RECEIVE AT THE TIME YOU EXERCISE THIS RIGHT — If you decide to exercise your right to an Optional Early Redemption, you will not know the amount of the payment that you receive at the time that you exercise this right. Following an exercise of your Optional Early Redemption right, the Observation Date will be deemed to occur on the Early Redemption Notice Date, subject to postponement if such date is not a trading day with respect to the Index or if there is a market disruption event with respect to the Index on such date. Because your notice to us to redeem your notes is irrevocable, and the Ending Index Level on the Observation Date, as accelerated, will not be set at the time you exercise your Optional Early Redemption Right, you will be exposed to market risk in the event the market fluctuates after you exercise your Optional Early Redemption right.
  UNDER CERTAIN CONDITIONS, WE MAY REDEEM YOUR NOTES — If the Index closing level on any trading day is less than the Initial Index Level by a percentage greater than or equal to the Index Decline Percentage or if a commodity hedging disruption event occurs we may, in our sole discretion, accelerate the Observation Date, Maturity Date and payment on your notes. In this case, the Observation Date, as accelerated, will be the Early Redemption Notice Date, which will be the business day on which we provide, or cause the calculation agent to provide, written notice to the trustee of our election to exercise our optional right to trigger a Mandatory Early Redemption, which will be no earlier than the business day immediately following, and no later than ten business days immediately following, the day on which the Index Decline or commodity hedging disruption event, as applicable, occurred. If the Ending Index Level on the accelerated Observation Date declines from the Initial Index Level by approximately 33%, you will lose your entire investment. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment.
  INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables of specific application to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the levels of the constituents included from time to time in the Core Commodity-IGAR Long-Short, and thus the value of your notes, in unpredictable or unanticipated ways. The Core Commodity-IGAR Long-Short provides one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.
  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE CORE COMMODITY-IGAR LONG-SHORT’S MOMENTUM INVESTMENT STRATEGY — The Core Commodity-IGAR Long-Short employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on consistent positive and negative market price trends based on the supposition that consistent positive and negative market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components. The Core Commodity-IGAR Long-Short strategy may fail to realize gains that could occur as a result of holding a commodity that has experienced price declines, but after which experiences a sudden price spike, or has experienced price increases, but after which experiences a sudden price decline. Further, the rules of the Core Commodity-IGAR Long-Short limit exposure to rapidly appreciating or depreciating constituents. This is because the Core Commodity-IGAR Long-Short rebalances its exposure to constituents each month so that the exposure to any one constituent does not exceed one-seventh of the total long or short synthetic portfolio as of the time of a monthly rebalancing. By contrast, a synthetic portfolio that does not rebalance monthly in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating or depreciating constituent. Because the rules of the Core Commodity-IGAR Long-Short limit the synthetic portfolio to holding only to constituents that have shown consistent positive or negative price appreciation, the synthetic portfolio may experience periods where it holds few or no constituents, and therefore is unlikely during such periods to achieve returns that exceed the returns realized by other investment strategies, or be able to capture gains from other appreciating or depreciating assets in the market that are not included in the universe of constituents.
  OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMPONENTS OF THE S&P GSCI™, CONSTITUENTS OF THE CORE COMMODITY-IGAR LONG-SHORT OR COMMODITIES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually held or sold short the commodity contracts replicating the constituents of the Core Commodity-IGAR Long-Short. The Core Commodity-IGAR Long-Short synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts or interests in the constituents. Furthermore, the Core Commodity-IGAR Long-Short synthetic portfolio is subject to monthly rebalancing and the assessment of a monthly index calculation fee that will reduce its value relative to the value of the constituents.
  THE NOTES MAY BE SUBJECT TO INCREASED VOLATILITY DUE TO THE USE OF LEVERAGE — The Core Commodity-IGAR Long-Short employs a technique generally known as “long-short” strategy. As part of this strategy, the sum of the absolute values of the long-short target weights may be greater than 1 and, consequently, the Core Commodity-IGAR Long-Short may include leverage. Where the synthetic portfolio is leveraged, any price movements in the commodity contracts replicating the constituents may result in greater changes in the value of the Core Commodity-IGAR Long-Short than if leverage was not used, which in turn could cause you to receive a lower payment at maturity than you would otherwise receive.

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index	TS-4
  BECAUSE THE CORE COMMODITY-IGAR LONG-SHORT MAY INCLUDE NOTIONAL SHORT POSITIONS, THE CORE COMMODITY-IGAR LONG-SHORT MAY BE SUBJECT TO ADDITIONAL RISKS — The Core Commodity-IGAR Long-Short employs a technique generally known as “long-short” strategy. This means the Core Commodity-IGAR Long-Short could include a number of notional long positions and a number of notional short positions. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the amount by which the price that the relevant asset may appreciate before the short position is closed. It is possible that any notional short position included in the Core Commodity-IGAR Long-Short may appreciate substantially with an adverse impact on the Core Commodity-IGAR Long-Short value and your notes.
  THE CORE COMMODITY-IGAR LONG-SHORT LACKS AN OPERATING HISTORY — The Core Commodity-IGAR Long-Short was established on May 20, 2008, and therefore lacks historical performance. Back-testing or similar analysis in respect of the Core Commodity-IGAR Long-Short must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent when determining the Core Commodity-IGAR Long-Short values.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interim interest amounts.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes until early redemption or maturity.
  THE REPORTED LEVEL OF THE CORE COMMODITY-IGAR LONG-SHORT WILL INCLUDE THE DEDUCTION OF A HYPOTHETICAL INDEX CALCULATION AGENT FEE — One way in which the Core Commodity-IGAR Long-Short differs from a typical index is that its daily reported level includes a deduction from the aggregate values of its constituents of a hypothetical index calculation agent fee assessed at an annual rate of 0.96%. This hypothetical fee is deducted daily and calculated based on an actual/360 accrual basis. As a result of the deduction of this amount, the value of the Core Commodity-IGAR Long-Short will trail the value of a hypothetical identically constituted synthetic portfolio from which no such amount is deducted.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Index Calculation Agent – the entity that calculates the Core Commodity-IGAR Long-Short values – and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Index Calculation Agent, the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the Index closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility in the Index and its constituents;
    the time to maturity of the notes;
    the market price of the physical commodities upon which the futures contracts that compose the constituents are based;
    interest and yield rates in the market generally;
    whether the Index closing level on any trading day is less than the Initial Index Level by a percentage greater than or equal to the Index Decline Percentage;
    economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the constituents or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituents; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index	TS-5

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Core Commodity-IGAR Long-Short?

The following table illustrates the hypothetical payment at maturity on the notes. The hypothetical payments at maturity set forth below reflect the Leverage Factor of 3, the Fee Percentage of 1.13056% (calculated in the manner set forth under “Key Terms — Fee Percentage” on the cover of this term sheet) and assume an Initial Index Level of 130 and an Aggregate Interest Amount of $10.00. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. For example, the Aggregate Interest Amount will depend on whether an Early Redemption Event occurs and will not be known on the pricing date. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	$1,000 x [1 + (Index Return – Fee Percentage) x Leverage Factor]		Aggregate Interest Amount		Payment at Maturity

234.00	80.00%	$3,366.08	+	$10.00	=	$3,376.08
208.00	60.00%	$2,766.08	+	$10.00	=	$2,776.08
182.00	40.00%	$2,166.08	+	$10.00	=	$2,176.08
156.00	20.00%	$1,566.08	+	$10.00	=	$1,576.08
105.00	10.00%	$1,266.08	+	$10.00	=	$1,276.08
136.50	5.00%	$1,116.08	+	$10.00	=	$1,126.08
130.13	0.10%	$969.08	+	$10.00	=	$979.08
130.000	0.00%	$966.08	+	$10.00	=	$976.08
123.50	-5.00%	$816.08	+	$10.00	=	$826.08
117.00	-10.00%	$666.08	+	$10.00	=	$676.08
110.00	-15.00%	$516.08	+	$10.00	=	$526.08
104.00	-20.00%	$366.08	+	$10.00	=	$376.08
91.00	-30.00%	$66.08	+	$10.00	=	$76.08
78.00	-40.00%	-$233.08	+	$10.00	=	$0.00
65.00	-50.00%	-$533.08	+	$10.00	=	$0.00
52.00	-60.00%	-$833.08	+	$10.00	=	$0.00
39.00	-70.00%	-$1,133.08	+	$10.00	=	$0.00
26.00	-80.00%	-$1,433.08	+	$10.00	=	$0.00
13.00	-90.00%	-$1,733.08	+	$10.00	=	$0.00
0.00	-100.00%	-$2,033.08	+	$10.00	=	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Ending Index Level increases from the Initial Index Level of 130 to an Ending Index Level of 136.50. Because the Ending Index Level of 136.50 is greater than the Initial Index Level of 130, the investor receives a payment at maturity of $1,126.08 per $1,000 principal amount note, calculated as follows:

$1,000 x [1 + (5.00% – 1.13056%) x 3] + $10 = $1,126.08

Example 2: The Ending Index Level increases from the Initial Index Level of 130 to an Ending Index Level of 130.13. Even though the Ending Index Level of 130.13 is greater than the Initial Index Level of 130, the investor receives a payment at maturity of $979.08 per $1,000 principal amount note, calculated as follows:

$1,000 x [1 + (0.10% – 1.13056%) x 3] + $10 = $979.08

Example 3: The Ending Index Level decreases from the Initial Index Level of 130 to an Ending Index Level of 104. Because the Ending Index Level of 104 is less than the Initial Index Level of 130, the investor receives a payment at maturity of $376.08 per $1,000 principal amount note, calculated as follows:

$1,000 x [1 + (-20.00% – 1.13056%) x 3] + $10 = $376.08

Example 4: The Ending Index Level decreases from the Initial Index Level of 130 to an Ending Index Level of 0. Because the Ending Index Level of 0 is less than the Initial Index Level of 130, and because the payment at maturity per $1,000 note may not be less than $0 per $1,000 principal amount note, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index	TS-6

Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested daily Index closing values from January 1, 1991 through May 19, 2008, and the historical performance of the Index based on the daily Index closing values from May 20, 2008 through February 20, 2009. The Index was established on May 20, 2008. The Index closing value on February 20, 2009 was 128.0997. We obtained the Index closing values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing value on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment. The data for the hypothetical back-tested performance of the Core Commodity-IGAR Long-Short set forth in the following graph was calculated on materially the same basis on which the performance of the Core Commodity-IGAR Long-Short is now calculated, but the number of S&P GSCI™ constituents, and thus the universe of potential constituents, has changed over time. For example, in January 1991, there were only 17 S&P GSCI™ components. There are currently 24 S&P GSCI™ components, of which 14 S&P GSCI™ components are eligible as potential components of the Core Commodity-IGAR Long-Short. Hypothetical daily performance data for the Core Commodity-IGAR Long-Short is net of index calculation costs of 0.96% per annum.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index	TS-7

ANNEX A

FORM OF NOTICE OF REDEMPTION

To: structured_fx_cmdty_desk@jpmorgan.com

Subject: Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index due March 10, 2010

The undersigned hereby irrevocably elects to exercise the right to have us redeem certain notes described in product supplement no. 161-A-I, dated February 20, 2009 and pricing supplement no. ___ dated _________, 2009.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the notes (specified below) to book a delivery versus payment trade on the Observation Date, as accelerated, with respect to the number of notes specified below at a price per note equal to the applicable redemption value on the Observation Date, as accelerated, and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 am. New York City time on the Maturity Date, as accelerated.

CUSIP No.: ________

Name of holder:

Number of $1,000 principal amount notes to be redeemed:

DTC # (and any relevant sub-account):

Date: _________, 20_

Contact Name:

Telephone #:

Fax #:

Email:

Acknowledgement: I acknowledge that the notes specified above will not be redeemed unless all of the requirements specified in the product supplement and pricing supplement relating to the notes are satisfied.

** Questions regarding the repurchase requirements of your notes should be directed to structured_fx_cmdty_desk@jpmorgan.com.

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index	TS-8